UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

ENTERA BIO LTD.
(Name of Issuer)

Ordinary Shares, par value of NIS 0.0000769 per share
(Title of Class of Securities)

M40527109
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40527109	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON D.N.A Biomedical Solutions Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 3,256,630 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 3,256,630 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,256,630 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.23% (*) (**)
12	TYPE OF REPORTING PERSON CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 17,864,684 ordinary shares outstanding as of December 31, 2019, as provided by the issuer.

CUSIP No. M40527109	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Zeev Bronfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 3,290,268 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 3,290,268 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,290,268 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.42% (*) (**)
12	TYPE OF REPORTING PERSON IN

 (*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 17,864,684 ordinary shares outstanding as of December 31, 2019, as provided by the issuer.

Item 1(a).	Name of Issuer

Entera Bio Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices

Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem 9112002 Israel

Item 2(a).	Name of Person Filing

D.N.A Biomedical Solutions Ltd.

Zeev Bronfeld

Item 2(b).	Address of Principal Business Office or, if none, Residence

D.N.A Biomedical Solutions Ltd. – 43 Hatarsi St., Tel Aviv 6249245 Israel

Zeev Bronfeld – 6 Ori St., Tel Aviv 6495406 Israel

Item 2(c).	Citizenship

D.N.A Biomedical Solutions Ltd. – Israel.

Zeev Bronfeld – Israel.

Item 2(d).	Title of Class of Securities

Ordinary Shares, par value of NIS 0.0000769 per share

Item 2(e).	CUSIP Number

M40527109

Item 3.	Not applicable

Item 4.	Ownership

(a).	Amount beneficially owned

See rows 5-9 of cover page of each reporting person

The shares beneficially owned by Zeev Bronfeld include 33,638 options to purchase shares of the Issuer, with vesting dates ranging from September 27, 2018 to September 27, 2021.

In addition, Zeev Bronfeld is the controlling shareholder of D.N.A Biomedical Solutions Ltd. By reason of such control, Zeev Bronfeld may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the shares of the Issuer beneficially owned by D.N.A Biomedical Solutions Ltd.  Mr. Bronfeld disclaims beneficial ownership of the shares of the Issuer held by D.N.A Biomedical Solutions Ltd.

(b).	Percent of Class See row 11 of cover page of each reporting person.

(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: see row 5 of cover page of each reporting person
(ii)	shared power to vote or to direct the vote: see row 6 of cover page of each reporting person
(iii)	sole power to dispose or to direct the disposition of: see row 7 of cover page of each reporting person
(iv)	shared power to dispose or to direct the disposition of: see row 8 of cover page of each reporting person

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 2020

Zeev Bronfeld	D.N.A Biomedical Solutions Ltd.
By: /s/ Zeev Bronfeld	By: /s/ Tony Klein Name: Tony Klein
Title: CFO

EXHIBIT NO.            DESCRIPTION

Exhibit 1
Agreement of Joint Filing by and among D.N.A Biomedical Solutions Ltd. and Zeev Bronfeld, dated as of February 14, 2019 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on February 14, 2019).